UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of October 2009

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ Mira Rosenzweig —————————————— Mira Rosenzweig, Chief Financial Officer

Dated: October 5, 2009

Camtek Ltd. P.O.Box 544, Ramat Gabriel Industrial Park Migdal Ha’Emek 23150, ISRAEL Tel: +972 (4) 604-8100 Fax: +972 (4) 644-0523 E-Mail: Info@camtek.co.il Web site: http://www.camtek.co.il

CAMTEK REGAINS COMPLIANCE WITH NASDAQ MINIMUM BID PRICE RULE

Share price increased over 230% from January 1, 2009

MIGDAL HAEMEK, Israel – October 5, 2009 – Camtek Ltd. (NASDAQ and TASE: CAMT), today announced that on Thursday, October 1, 2009, the Company received notice from the NASDAQ Stock Market stating that since the closing bid price of the Company’s ordinary shares has been at or above $1.00 per share for at least 10 consecutive trading days, it has regained compliance with the minimum bid price rule enumerated in NASDAQ Listing Rule 5450(a)(1).

The closing price of Camtek’s ordinary shares listed on NASDAQ, on October 1, 2009, $1.16, an increase of over 230% from the closing price on December 31, 2008.

“We are very pleased to regain compliance with the NASDAQ rule, primarily due to the substantial share price increase from January 1, 2009,” commented Rafi Amit, Camtek’s CEO. “Looking ahead, we continue to invest in R&D, laying the foundations for long term growth, both organic as well as through acquisitions, with a view to further driving value”.

ABOUT CAMTEK LTD.
With headquarters in Migdal Ha’Emek Israel, Camtek Ltd., designs, develops, manufactures, and markets automatic optical inspection systems and related products. Camtek’s automatic inspection systems are used to enhance both production processes and yield for manufacturers in the printed circuit board industry, the high density interconnect substrate industry and the semiconductor manufacturing and packaging industry. This press release is available at www.camtek.co.il.

Contact Details

CAMTEK LTD.	IR INTERNATIONAL
Mira Rosenzweig, CFO	GK International IR
Tel: +972-4-604-8308	Ehud Helft / Kenny Green
Fax: +972-4-604 8300	Tel: (US) 1 646 201 9246
Mobile: +972-54-9050703
mirar@camtek.co.il

This press release may contain projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions and may change as time passes. We do not assume any obligation to update that information. Actual events or results may differ materially from those projected, including as a result of changing industry and market trends, reduced demand for our products, the timely development of our new products and their adoption by the market, increased competition in the industry, price reductions as well as due to risks identified in the documents filed by the Company with the SEC.